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EXHIBIT 99.1

CONTACT: Kenneth G. Howling
Vice President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL REPORTS THIRD-QUARTER 2005 FINANCIAL RESULTS

Total Revenues Up 21% to $258 Million;
Cash Flows From Operations of $122 Million;
GAAP EPS of $0.64;
Company Reaches Third Tier of Supply Price for Wellbutrin XL®;
Increasing 2005 EPS, Cash Flow From Operations Guidance

TORONTO, Canada, November 11, 2005 — Biovail Corporation (NYSE/TSX: BVF) today announced financial results for the three-month and nine-month periods ending September 30, 2005.

Total revenues for the three months ended September 30, 2005 were $258.1 million, compared with $213.6 million for the third quarter of 2004, an increase of 21%. Total revenues for the nine months ended September 30, 2005 were $647.9 million, compared with $603.8 million for the first nine months of 2004, an increase of 7%. Third-quarter 2005 net income, in accordance with United States Generally Accepted Accounting Principles (GAAP), was $101.7 million, compared with $49.6 million for the corresponding 2004 period. For the nine months ended September 30, 2005, net income was $116.5 million, compared with $114.9 million for the same period a year earlier. GAAP diluted earnings per share (EPS) for the third quarter of 2005 were $0.64, versus $0.31 for the third quarter of 2004. In the first nine months of 2005, GAAP EPS were $0.73, versus EPS of $0.72 for the first nine months of 2004.

GAAP net income and EPS figures for the third quarter of 2005 were negatively impacted by an additional restructuring charge related to the realignment of the Company's U.S. commercial operations group, and a write-down of assets held for disposal. These charges negatively impacted net income by $7.2 million and EPS by $0.05 in the third quarter of 2005. GAAP net income and EPS figures for the first nine months of 2005 were impacted by a restructuring charge, a non-cash write-down of assets and the write-off of inventory related to the transaction with Kos Pharmaceuticals, Inc. in May 2005. These items negatively impacted 2005 GAAP net income and EPS by $57.3 million and $0.36, respectively. In the first nine months of 2004, an $8.6-million acquired research-and-development charge associated with the acquisition of the remaining interest in BNC-PHARMAPASS negatively impacted 2004 EPS by $0.05.

"Biovail's record financial performance in the third quarter was complemented by continued execution on the research-and-development front," said Biovail Chief Executive Officer Dr. Douglas Squires. "With FDA approval and the ideal marketing partner for our once-daily tramadol formulation now in place, Biovail anticipates the commercial launch of this innovative product to the U.S. analgesia market in early 2006. With robust cash flows and a strong balance sheet, we remain well positioned to execute our long-term growth strategy."

Strategic Alliance for Tramadol

Last week, Biovail announced that it had entered into a supply agreement with Ortho-McNeil, Inc., a Johnson & Johnson company, for the marketing and distribution of Biovail's once-daily, extended-release formulation and an orally disintegrating, immediate-release formulation of tramadol hydrochloride in the United States and Puerto Rico. Under the agreement, which has a 10-year term, Biovail will manufacture and supply the products, which will be known as Ultram® ER and Ultram® ODT (subject to regulatory approval), to Ortho-McNeil for distribution at contractually determined prices, which will be based on Ortho-McNeil's net selling price. For more details, see press release issued November 3, 2005, Biovail Enters Into Commercial Alliance for Tramadol Products.

Third-Quarter 2005 Financial Performance

Product revenues for the third quarter of 2005 were $244.5 million, compared with $202.2 million in the third quarter of 2004, a 21% increase that reflects the strong performance of Wellbutrin XL, Zovirax and Biovail's generics portfolio; partially offset by declines in Biovail Pharmaceuticals Canada (BPC) and Legacy products, as well as Teveten revenues following the May 2005 transaction with Kos. Product revenues for the nine months ended September 30, 2005 were $609.5 million compared with $572.6 million for the nine months ended September 30, 2004.

Product revenues for Wellbutrin XL® were $109.3 million in the third quarter of 2005, and $216.5 million in the first nine months of 2005, compared with $86.4 million and $207.6 million in corresponding periods in 2004, respectively. In the third quarter of 2005, Biovail entered into the third and highest tier of the tiered-pricing agreement with GSK. In September 2005, Wellbutrin XL® captured 57.9% of the new prescriptions written for the Wellbutrin brand (including generics).

Revenues for Biovail's Zovirax franchise were $22.8 million in the third quarter of 2005, and $68.2 million in the first nine months of 2005, representing increases of 134% and 53%, respectively, when compared with $9.7 million and $44.7 million in the prior-year periods. Revenues for Zovirax in 2004 were impacted by a reduction in wholesaler inventory levels. Total prescription volume for the Zovirax franchise increased 2% in the third quarter of 2005 compared with the third quarter of 2004. In the third quarter of 2005, Zovirax Ointment and Zovirax Cream held a combined 69.3% share of the topical herpes market, an increase of 3.6 percentage points in market share versus third-quarter 2004 levels.

Third-quarter 2005 revenues for Biovail Pharmaceuticals Canada (BPC) were $23.4 million, compared with $25.4 million in the prior year period. BPC revenues for the first nine months of 2005 were $72.1 million, compared with $72.2 million in the first nine months of 2004. The key performance driver for BPC was the Tiazac® line (including Tiazac® XC), where total prescription volume increased 15% in both the third quarter and first nine months of 2005, relative to the corresponding periods in 2004. Launched in January 2005, Tiazac® XC continues to perform ahead of expectations. Total prescription volume for Wellbutrin® SR decreased 28% in the third quarter of 2005, versus the comparable 2004 period, as a result of the availability of a generic formulation. Monocor revenues, one of BPC's hypertension products, were also down as a result of a backorder situation, which Biovail believes has been resolved, that persisted through much of the third quarter of 2005.

Subsequent to the end of the third quarter, the litigation between RhoxalPharma Inc. and Biovail concluded with a decision in RhoxalPharma's favour. This event does not impact Biovail's ongoing conversion strategy for Tiazac® XC.

In the third quarter of 2005, Cardizem® LA generated revenues of $17.3 million, compared with $5.2 million for the corresponding period in 2004. In the first nine months of 2005, Cardizem® LA generated revenues of $46.3 million, compared with $43.3 million in the first nine months of 2004. Biovail now manufactures and supplies Cardizem® LA to Kos at contractually determined prices that are in excess of 30% of their net selling prices. The amortization of deferred revenues associated with the Kos transaction positively impacted Cardizem® LA revenues by $3.8 million and $6.3 million in the third quarter and first nine months of 2005, respectively.

The Teveten line, divested in May 2005 to Kos, generated revenues of $6.5 million in the first nine months of 2005, compared with $12.4 million in the prior-year period. Biovail no longer has an economic interest in Teveten.

Biovail's legacy products generated revenues of $29.5 million for the third quarter of 2005, compared with $31.9 million in the third quarter of 2004, representing a decrease of 7%. In the first nine months of 2005, legacy products generated revenues of $98.4 million, compared with $85.9 million in the first nine months of 2004, an increase of 15%. This performance is largely attributable to the normalization of wholesaler buying levels in 2005 that were impacted by a reduction of inventories in 2004. Partially offsetting factors include the expected year-over-year declines in total prescription volumes for these mature products, and the termination of the sub-licensing agreement for Cedax in August 2004. Biovail continues to evaluate options to enhance the value of its legacy products portfolio and anticipates commenting further in this regard in the near future.

Product revenue for Biovail's portfolio of generic products (distributed by a subsidiary of Teva Pharmaceutical Industries Ltd.) was $42.3 million in the third quarter of 2005, compared with $38.4 million in the third quarter of 2004. The 10% increase is largely attributable to strong revenues for generic Procardia XL. First nine months 2005 revenues were $101.5 million, compared with $106.6 million in the prior-year period. The 5% decrease reflects weaker sales of generic Adalat CC in the first nine months of 2005.

In 2004, pharmaceutical wholesalers in the U.S. underwent a significant change in their business models, adopting a fee-for-service model that resulted in a reduction in the level of inventories they hold. This industry change impacted Biovail's product revenues in 2004, resulting in inconsistencies between reported revenues and prescription volume. In late 2004 and early 2005, Biovail entered into distribution service agreements (DSAs) with its three major U.S. wholesalers.

Performance Summary

The following table summarizes Biovail's product revenue performance in the third quarter and first nine months (YTD) of 2005:

($000s)	Q3/05 Revenues	Q3/04 Revenues	Change (%)	YTD/05 Revenues	YTD/04 Revenues	Change (%)
Wellbutrin XL®	109,261	86,423	26	216,486	207,583	4
Zovirax®	22,770	9,747	134	68,175	44,664	53
Biovail Pharmaceuticals Canada	23,354	25,350	(8)	72,076	72,192	(0)
Cardizem® LA	17,292	5,243	230	46,271	43,301	7
Legacy Products	29,517	31,856	(7)	98,441	85,916	15
Generics	42,261	38,363	10	101,522	106,571	(5)
Teveten	—	5,261	(100)	6,534	12,377	(47)

Total Product Revenues	244,455	202,243	21	609,505	572,604	6

The following table summarizes total prescription volume in the third quarter and first nine months (YTD) of 2005:

	Q3/05 Total Rx	Q3/04 Total Rx	Change (%)	YTD/05 Total Rx	YTD/04 Total Rx	Change (%)
Wellbutrin XL®	3,109,939	2,568,574	21	9,044,081	6,639,381	36
Zovirax®	318,183	312,652	2	1,016,565	991,088	3
Biovail Pharmaceuticals Canada	597,381	790,045	(24)	2,095,961	2,334,613	(10)
Cardizem® LA	431,667	365,877	18	1,266,447	1,037,702	22
Legacy Products	852,354	1,010,733	(16)	2,639,468	3,226,780	(18)
Generics	2,021,821	1,994,724	1	6,039,252	6,088,874	(1)

Total Prescriptions	7,331,345	7,042,605	4	22,101,774	20,318,438	9

Source: IMS NPA

Research-and-development revenue increased 41% and 74% in the third quarter and first nine months of 2005 to $7.6 million and $21.2 million, respectively, compared with the corresponding periods of 2004. The increases reflect a higher level of clinical research and laboratory testing services provided to external customers by Biovail's Contract Research Division.

Royalty and other revenue was $6.0 million in the third quarter of 2005 and $17.2 million in the first nine months of 2005, compared with $5.9 million and $19.0 million in the corresponding periods in 2004, respectively. The modest increase in the third quarter of 2005 reflects higher royalty income from our economic interest in Tricor, partially offset by a decrease in royalties from branded Tiazac® sales.

Cost of goods sold for the third quarter of 2005 was $52.0 million, compared with $50.1 million in the third quarter of 2004. Gross margins based on product sales were 78.7% and 74.9% in the third quarter and first nine months of 2005, respectively, compared with 75.2% and 72.4% in the third quarter and first nine months of 2004. Excluding the $10.6 million in inventory charges incurred in the second quarter of 2005 (related to Cardizem® CD and inventories of Teveten and Cardizem® LA not purchased by Kos), gross margins were 76.6% in the first nine months of 2005.

Selling, general and administrative (SG&A) expenses for the third quarter and first nine months of 2005 were $42.4 million and $174.3 million, respectively, compared with $68.3 million in the third quarter of 2004, and $181.5 million in the first nine months of 2004. The decreases reflect Biovail's restructured approach to commercializing products in the U.S., and an associated reduction in headcount in the Company's U.S. commercial operations group.

Research-and-development expenditures were $19.9 million for the third quarter of 2005 and $62.1 million for the first nine months of 2005, compared with $17.0 million and $49.9 million for the corresponding periods in 2004, respectively. These increases reflect increased activity within Biovail's product-development pipeline. In September 2005, Biovail received U.S. Food and Drug Administration (FDA) approval for its once-daily, extended-release formulation of tramadol for the treatment of moderate to moderately severe chronic pain. Last week, Biovail announced a partnership agreement with Ortho-McNeil, a Johnson & Johnson company, for the commercialization of this product, as well as for Biovail's orally disintegrating version of tramadol. The companies anticipate an early 2006 launch for both of these innovative analgesics, which will be known as Ultram® ER and Ultram® ODT, respectively. In other pipeline programs, development efforts continue for Biovail's enhanced absorption formulation of a bupropion salt; a New Drug Application (NDA) filing is anticipated in the first quarter of 2006. With respect to Wellbutrin XL®, we anticipate a European regulatory filing by GSK in 2006.

Amortization expense in the third quarter of 2005 was $15.4 million, compared with $16.3 million in the third quarter of 2004, a modest decrease that reflects the divestiture of the Teveten products in May 2005. In the first nine months of 2005, amortization expense was $46.8 million, compared with $49.0 million, a decrease that also reflects the final amortization of Biovail's interest in generic omeprazole in the first quarter of 2004.

Specific Items Affecting Operations

In the third quarter of 2005, Biovail recorded an additional $1.1-million restructuring charge related to the May 2005 realignment of the Company's U.S. commercial operations. Also in the third quarter of 2005, Biovail's Board of Directors approved the divestiture of the Company's Nutravail division. As such, the carrying value of Nutravail's net assets was written down to their fair value of $3.0 million, resulting in a $6.1 million non-cash charge in the third quarter of 2005. In the first nine months of 2005, Biovail incurred a $19.7-million restructuring charge, primarily related to severance costs associated with the May 2005 realignment. In addition, the disposal of the Teveten line resulted in a $25.8 million write-down of the carrying value of these product rights to reflect their fair value at the date of disposition. Biovail also wrote off a $0.7 million investment in convertible debentures of Procyon Biopharma Inc. following the termination of the Fibrostat licensing agreement. Additionally, $4.9 million of Cardizem® LA and Teveten inventory not purchased by Kos was written-off to cost of goods sold in the second quarter of 2005. In the third quarter of 2004, Biovail recorded a $1.5 million gain on the disposal of Cedax. In the first nine months of 2004, Biovail incurred an $8.6-million acquired R&D charge related to the acquisition of the remaining interest in BNC-PHARMAPASS.

Significant items and their effect on U.S. GAAP EPS in the third quarter of 2005 are listed in the following table:

Table 1. Significant Items included in U.S. GAAP earnings

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005
	Amount	Per diluted share	Amount	Per diluted share
	Dollar amounts expressed in millions of U.S. dollars, except per share data
Restructuring costs	1.1	$0.01	19.7	$0.12
Write-down of Nutravail assets	6.1	$0.04	6.1	$0.04
Write-down of assets	—	—	26.6	$0.17
Write-off of Cardizem® LA, Teveten inventory	—	—	4.9	$0.03

Balance Sheet & Cash Flow

During the third quarter of 2005, following FDA approval of Glumetza™, Biovail paid $25.0 million to Depomed Inc. At the end of September 2005, Biovail's cash balances were $326.7 million, with no outstanding borrowings under its revolving term credit facility. The Company's debt-to-equity ratio was 0.4 at the end of the third quarter of 2005, compared with 0.5 at December 31, 2004.

Cash flows from continuing operations were $122.4 million in the third quarter of 2005 and $278.5 million in first nine months of 2005, representing growth of 109% and 66%, respectively, compared with $58.6 million and $167.4 million in the corresponding periods of 2004. Net capital expenditures in the third quarter of 2005 amounted to $12.9 million, compared with $6.0 million in the third quarter of 2004. The increase reflects the ongoing expansion of the Company's Steinbach manufacturing facility, which Biovail expects to complete in 2006.

Increasing 2005 EPS, Cash Flow From Operations Guidance

As a result of the better-than-expected performance in the third quarter of 2005, Biovail is increasing its diluted EPS guidance range from $1.75 to $1.80 to a range of $1.80 to $1.85. In addition, Biovail is increasing its 2005 cash flow from operations range from $300 million to $340 million to $350 million to $380 million, which does not include the $60 million supply prepayment from Ortho-McNeil. As before, Biovail's 2005 guidance does not include the impact of any potential new-product launches, supply-and-distribution agreements or acquisitions; restructuring or other specific charges, including those referenced in Table 1; nor does it include expenses related to stock-based compensation.

Update of Regulatory Matters

The Ontario Securities Commission (OSC) previously advised that it is investigating, among other things, four issues relating to trading in the Company's common shares. These issues include whether insiders of the Company complied with insider reporting requirements in relation to trading in Biovail shares, and whether persons in a special relationship with the Company may have traded in the Company's shares with knowledge of undisclosed material information. The OSC also advised the Company that it is investigating whether certain persons or companies were engaged in transactions that may have resulted in, or contributed to, a misleading appearance of trading activity in the Company's securities during 2003 and 2004, and whether certain registrants (who are past, or present, directors of Biovail) may have been in a conflict of interest in relation to trading of the Company's shares. The OSC has further advised that its investigation includes looking at trading issues, and reporting and disclosure issues in relation to the trading of Biovail common shares in several accounts in which Eugene Melnyk may have direct or indirect beneficial ownership of, or control or direction over.

The Company cannot predict the outcome or the timing of when this matter may be resolved.

Securities and Exchange Commission

The U.S. Securities and Exchange Commission (SEC) has advised Biovail that it has reviewed the Company's Form 20-F for the fiscal year ended December 31, 2004 and its Form 6-K, filed August 12, 2005, for the fiscal quarter ended June 30, 2005. The SEC limited its review to the financial statements and related disclosures. It has provided comments as a result of this review and has requested certain additional disclosure in Biovail's filings. These matters are subject to interpretation and the SEC review process is not complete. As a result, the ultimate resolution of these comments is uncertain. Resolution of these comments could involve modifications to our previously filed SEC documents. The Company will provide an update when these matters are resolved, and will revise the Form 20-F and Form 6-K as necessary.

Conference Call

Biovail management will host a conference call and Webcast on Friday, November 11, 2005, at 8:30 a.m. EST for Company executives to discuss 2005 third-quarter earnings. Following the discussion, Biovail executives will address inquiries from research analysts.

A live Webcast of this call will be available through the Investor Relations section of the Biovail Web site, www.biovail.com. To access the call live, please dial 416-340-8010 (Toronto and International callers) and 1-866-540-8136 (U.S. and Canada). Listeners are encouraged to dial in 10 minutes before the call begins to avoid delays.

A replay of the conference call will be available until 7 p.m. EST on Friday, November 18, 2005, by dialing 416-695-5800 (Toronto and International callers) and 1-800-408-3053 (U.S. and Canada), using access code, 3165231#.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Source: Biovail Corporation

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005	2004	2005	2004
REVENUE
Product sales	$244,455	$202,243	$609,505	$572,604
Research and development	7,647	5,432	21,216	12,162
Royalty and other	5,956	5,943	17,201	19,040

	258,058	213,618	647,922	603,806

EXPENSES
Cost of goods sold	51,991	50,111	152,964	158,076
Research and development	19,913	16,979	62,135	49,929
Selling, general and administrative	42,402	68,273	174,263	181,538
Amortization	15,443	16,262	46,818	48,965
Restructuring costs	1,118	—	19,725	—
Write-down (gain on disposal) of assets	—	(1,471)	26,560	(1,471)
Acquired research and development	—	—	—	8,640

	130,867	150,154	482,465	445,677

Operating income	127,191	63,464	165,457	158,129
Interest income	2,386	186	3,676	757
Interest expense	(9,450)	(10,103)	(27,921)	(30,467)
Foreign exchange loss	(1,462)	(802)	(2,153)	(1,158)
Other expense	(271)	—	(804)	(2,434)

Income from continuing operations before provision for income taxes	118,394	52,745	138,255	124,827
Provision for income taxes	9,095	2,100	11,975	5,200

Income from continuing operations	109,299	50,645	126,280	119,627
Loss from discontinued operation	(7,636)	(1,010)	(9,778)	(4,678)

Net income	$101,663	$49,635	$116,502	$114,949

Basic and diluted earnings per share
Income from continuing operations	$0.69	$0.32	$0.79	$0.75
Loss from discontinued operation	(0.05)	(0.01)	(0.06)	(0.03)

Net income	$0.64	$0.31	$0.73	$0.72

Weighted average number of common shares outstanding (000s)
Basic	159,421	158,801	159,402	159,060

Diluted	159,583	158,904	159,491	159,227

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	At September 30 2005	At December 31 2004
ASSETS
Cash and cash equivalents	$326,727	$34,324
Other current assets	229,657	280,327
Long-term investments	76,014	68,046
Property, plant and equipment, net	187,678	186,556
Goodwill	100,294	100,294
Intangible assets, net	874,670	978,073
Other assets, net	117,684	63,440

	$1,912,724	$1,711,060

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	$206,309	$190,237
Long-term obligations	422,648	445,471
Other long-term liabilities	102,752	21,439
Shareholders' equity	1,181,015	1,053,913

	$1,912,724	$1,711,060

BIOVAIL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Nine Months Ended September 30
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$116,502	$114,949
Adjustments to reconcile net income to cash provided by continuing operating activities
Loss from discontinued operation	3,665	4,678
Depreciation and amortization	74,984	64,223
Amortization and write-down of deferred financing costs	2,671	3,510
Amortization of discounts on long-term obligations	1,929	2,438
Write-down (gain on disposal) of assets	26,560	(1,471)
Write-down of assets of discontinued operation	6,113	—
Acquired research and development	—	8,640
Other	652	(823)
Changes in operating assets and liabilities	45,413	(28,731)

Net cash provided by continuing operating activities	278,489	167,413
Net cash provided by (used in) continuing investing activities	46,978	(29,374)
Net cash used in continuing financing activities	(30,495)	(225,359)
Net cash used in discontinued operation	(2,775)	(2,055)
Effect of exchange rate changes on cash and cash equivalents	206	157

Net increase (decrease) in cash and cash equivalents	292,403	(89,218)
Cash and cash equivalents, beginning of period	34,324	133,261

Cash and cash equivalents, end of period	$326,727	$44,043

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EXHIBIT 99.1
BIOVAIL REPORTS THIRD-QUARTER 2005 FINANCIAL RESULTS
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF INCOME
BIOVAIL CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS
BIOVAIL CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS